UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

ULTRAPETROL (BAHAMAS) LIMITED

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

P94398107

(CUSIP Number)

José Antonio Sastre G. c/o SIPSA S.A. Av. El Bosque Norte 0440 of. 1101 Las Condes Santiago, Chile Tel: (011) (56) (2) 362-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P94398107

1.	Name of Reporting Person Inversiones Los Avellanos S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 7,864,085
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 7,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,864,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person Hazels (Bahamas) Investments Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4719745
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Commonwealth of the Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 7,864,085
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 7,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,864,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person SIPSA S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4736081
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 7,864,085
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 7,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,864,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. P94398107

1.	Name of Reporting Person Felipe Menéndez R. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4736081
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Chile
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 664,434
	8.	Shared Voting Power 7,864,085
	9.	Sole Dispositive Power 664,434
	10.	Shared Dispositive Power 7,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,528,519
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 28.0%
14.	Type of Reporting Person IN

CUSIP No. P94398107

1.	Name of Reporting Person Ricardo Menéndez R. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4736081
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 664,434
	8.	Shared Voting Power 7,864,085
	9.	Sole Dispositive Power 664,434
	10.	Shared Dispositive Power 7,864,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,528,519
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 28.0%
14.	Type of Reporting Person IN

This Amendment No. 1 to Schedule 13D relates to shares of the Common Stock, par value $0.01 per share (“Common Stock”), of Ultrapetrol (Bahamas) Limited., a Bahamas corporation, and amends the initial statement on Schedule 13D filed on July 22, 2010 (the “Original 13D”, and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original 13D.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure in Item 4 of the Original 13D is hereby amended by deleting the second, third, and fourth paragraphs thereof and inserting the following.

On November 13, 2012, the Issuer, Sparrow Capital Investments Ltd. (“Sparrow”), and certain other parties thereto entered into an Investment Agreement (the “Investment Agreement”), pursuant to which Sparrow agreed to purchase 110,000,000 shares of Common Stock from the Issuer on the third business day after certain conditions to closing have been satisfied, but no earlier than December 12, 2012 (the consummation of that transaction, the “Closing”) and the date of such Closing, the “Closing Date”). In connection with this transaction, on November 13, 2012:

•

Los Avellanos, Hazels, and Sparrow entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”), which is attached hereto as Exhibit D, regarding, among other things, the voting of the Common Stock held by the parties, the election of directors to the board of the Issuer and the rights of the parties to dispose of shares of Common Stock, in each case, after the Closing Date;

•

Los Avellanos, Hazels, Sparrow, Sparrow CI Sub Ltd. (“Sparrow 2”) and certain other parties entered into a Shareholders Agreement (the “Sparrow Shareholders’ Agreement”), which is attached hereto as Exhibit E, regarding, among other things, the conditions and procedures for “earn out” payments to Hazels, and the rights of the parties to transfer or dispose of shares of Sparrow 2;

•

Pursuant to the Sparrow Shareholders’ Agreement, Sparrow 2 agreed to issue to Hazels on the Closing Date a warrant (the “Warrant”) granting Hazels the right to acquire all of the economic interests in Sparrow 2, which will hold 16,060,000 of the shares of Common Stock acquired by Sparrow pursuant to the Investment Agreement; and

•

Pursuant to the Investment Agreement and the Shareholders’ Agreement, Los Avellanos, Hazels, Sparrow, Sparrow 2, and the Issuer agreed to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) on the Closing Date regarding, among other things, the rights of certain shareholders to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

During an initial period following the Closing (the “Initial Period”) the Reporting Persons will initially have the right under the Shareholders’ Agreement to appoint four representatives on the Board of Directors of the Issuer. Should this Initial Period expire or terminate in accordance with the terms of the Shareholders’ Agreement, the Reporting Persons will have the right under the Shareholders’ Agreement to appoint two representatives on the Board of Directors of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The disclosure in Item 5 of the Original 13D is hereby amended by deleting the contents of such item in its entirety and replacing it with the following.

(a) Amount and Percentage of Class Beneficially Owned.

Amount of Shares Beneficially Owned

As of the date hereof:

1.	Los Avellanos may be deemed to be the beneficial owner of 7,864,085 shares of Common Stock. This consists of 4,735,517 shares of Common Stock held for its own account and 3,128,568 shares of Common Stock held for the account of Hazels.

2.	SIPSA may be deemed to be the beneficial owner of 7,864,085 shares of Common Stock. This consists of 4,735,517 shares of Common Stock held for the account of Los Avellanos and 3,128,568 shares of Common Stock held for the account of Hazels.

3.	Hazels may be deemed to be the beneficial owner of 7,864,085 shares of Common Stock. This consists of 3,128,568 shares of Common Stock held for its own account and 4,735,517 shares of Common Stock held for the account of Los Avellanos.

4.	F. Menéndez may be deemed to be the beneficial owner of 8,174,085 shares of Common Stock. This consists of 4,735,517 shares of Common Stock held for the account of Los Avellanos, 3,128,568 shares of Common Stock held for the account of Hazels, 509,434 shares issued to companies controlled by F. Menendez (of which 155,000 shares remain subject to applicable vesting periods), and options to purchase 155,000 shares. This figure does not include options to purchase an additional 155,000 shares, which do not become exercisable within the next 60 days.

5.	R. Menéndez may be deemed to be the beneficial owner of 8,174,085 shares of Common Stock. This consists of 4,735,517 shares of Common Stock held for the account of Los Avellanos, 3,128,568 shares of Common Stock held for the account of Hazels, and 509,434 shares issued to companies controlled by R. Menendez (of which 155,000 shares remain subject to applicable vesting periods), and options to purchase 155,000 shares. This figure does not include options to purchase an additional 155,000 shares, which do not become exercisable within the next 60 days.

If the Closing occurs, after the Closing the parties listed in 1-5 above may also be deemed, due to the terms of the Shareholders’ Agreement, to beneficially own 110,000,000 shares of Common Stock, consisting of 93,940,000 shares that would be held by Sparrow and 16,060,000 shares that would be held by Sparrow 2.

Percentage of Shares Beneficially Owned

The calculations set forth below are based on 30,341,003 shares of Common Stock outstanding, which is the amount the Issuer reported to be issued and outstanding in connection with entering into the Investment Agreement, and have been calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1.	As of the date hereof, Los Avellanos may be deemed to be the beneficial owner of approximately 25.9% of the total number of shares of Common Stock outstanding. If the Closing occurs, after the Closing, Los Avellanos may be deemed to be the beneficial owner of approximately 5.6% of the total number of shares of Common Stock outstanding excluding the shares held by Sparrow and Sparrow 2, and 84.0% of the total number of shares of Common Stock outstanding, including the shares held by Sparrow and Sparrow 2.

2.	As of the date hereof, Hazels may be deemed to be the beneficial owner of approximately 25.9% of the total number of shares of Common Stock outstanding. If the Closing occurs, after the Closing, Hazels may be deemed to be the beneficial owner of approximately 5.6% of the total number of shares of Common Stock outstanding excluding the shares held by Sparrow and Sparrow 2, and 84.0% of the total number of shares of Common Stock outstanding, including the shares held by Sparrow and Sparrow 2.

3.	As of the date hereof, SIPSA may be deemed to be the beneficial owner of approximately 25.9% of the total number of shares of Common Stock outstanding. If the Closing occurs, after the Closing, SIPSA may be deemed to be the beneficial owner of approximately 5.6% of the total number of shares of Common Stock outstanding excluding the shares held by Sparrow and Sparrow 2, and 84.0% of the total number of shares of Common Stock outstanding, including the shares held by Sparrow and Sparrow 2.

4.	As of the date hereof, F. Menéndez may be deemed to be the beneficial owner of approximately 28.0% of the total number of shares of Common Stock outstanding. If the Closing occurs, after the Closing, F. Menendez may be deemed to be the beneficial owner of approximately 6.1% of the total number of shares of Common Stock outstanding excluding the shares held by Sparrow and Sparrow 2, and 84.4% of the total number of shares of Common Stock outstanding, including the shares held by Sparrow and Sparrow 2.

5.	As of the date hereof, R. Menéndez may be deemed to be the beneficial owner of approximately 28.0% of the total number of shares of Common Stock outstanding. If the Closing occurs, after the Closing, R. Menendez may be deemed to be the beneficial owner of approximately 6.1% of the total number of shares of Common Stock outstanding excluding the shares held by Sparrow and Sparrow 2, and 84.4% of the total number of shares of Common Stock outstanding, including the shares held by Sparrow and Sparrow 2.

Percentage of Voting Power

The shares of Common Stock beneficially owned by the Reporting Persons include 4,735,517 shares held directly by Los Avellanos that have voting rights of seven votes per share, 2,977,849 shares held directly by Hazels that have voting rights of seven votes per share, and 150,719 shares held directly by Hazels that have voting rights of one vote per share. Accordingly, the Reporting Persons may be deemed to beneficially own shares representing the following percentages of voting power as of the date hereof and assuming that the Closing occurs.

1.	Los Avellanos

Voting power as of the date hereof: 70.7%

Voting power after the Closing Date, excluding the shares held by Sparrow and Sparrow 2: 29.0%

Voting power after the Closing Date, including the shares held by Sparrow and Sparrow 2: 88.0%

2.	Hazels

Voting power as of the date hereof: 70.7%

Voting power after the Closing Date, excluding the shares held by Sparrow and Sparrow 2: 29.0%

Voting power after the Closing Date, including the shares held by Sparrow and Sparrow 2: 88.0%

3.	SIPSA

Voting power as of the date hereof: 70.7%

Voting power after the Closing Date, excluding the shares held by Sparrow and Sparrow 2: 29.0%

Voting power after the Closing Date, including the shares held by Sparrow and Sparrow 2: 88.0%

4.	F. Menéndez

Voting power as of the date hereof: 71.4%

Voting power after the Closing Date, excluding the shares held by Sparrow and Sparrow 2: 29.3%

Voting power after the Closing Date, including the shares held by Sparrow and Sparrow 2: 88.2%

5.	R. Menéndez

Voting power as of the date hereof: 71.4%

Voting power after the Closing Date, excluding the shares held by Sparrow and Sparrow 2: 29.3%

Voting power after the Closing Date, including the shares held by Sparrow and Sparrow 2: 88.2%

(b) Number of shares

1.	Los Avellanos

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 7,864,085

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 7,864,085

2.	Hazels

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 7,864,085

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 7,864,085

3.	SIPSA

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 7,864,085

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 7,864,085

4.	F. Menéndez

Sole power to vote or to direct the vote: 664,434

Shared power to vote or to direct the vote: 7,864,085

Sole power to dispose or to direct the disposition of: 664,434

Shared power to dispose or to direct the disposition of: 7,864,085

5.	R. Menéndez

Sole power to vote or to direct the vote: 664,434

Shared power to vote or to direct the vote: 7,864,085

Sole power to dispose or to direct the disposition of: 664,434

Shared power to dispose or to direct the disposition of: 7,864,085

In addition to the shares set forth above, if the Closing occurs each of the Reporting Persons may also be deemed to share the power to vote or direct the vote of 110,000,000 shares that would be held by Sparrow and Sparrow 2 after the Closing.

The filing of this Schedule 13D shall not be construed as an admission that Los Avellanos, Hazels, SIPSA, F. Menéndez or R. Menéndez is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares not held directly for the account of each such Reporting Person covered by this Schedule 13D, including (but not limited to) any shares acquired by Sparrow or Sparrow 2 after the Closing Date.

(c) Pursuant to the Warrant, if the Closing occurs, Hazels will hold warrants exercisable under certain circumstances as described in Item 6 below, to obtain all economic interest in Sparrow 2, which would hold 16,060,000 shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As discussed in Item 4 above, in connection with the Issuer entering into an Investment Agreement with Sparrow, Hazels and Los Avellanos have entered into the Shareholders’ Agreement and the Sparrow Shareholders’ Agreement and have agreed to enter into the Registration Rights Agreement on the Closing Date, and Sparrow 2 has agreed to issue the Warrant to Hazels on the Closing Date. In addition, the existing voting agreement between Los Avellanos and Hazels will be canceled on the Closing Date. The descriptions of the Shareholders’ Agreement and the Sparrow Shareholders’ Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to each such agreement, which is filed as an exhibit hereto and incorporated by reference herein. In addition, the descriptions of the Warrant and the Registration Rights Agreement are not intended to be complete and only represent current expectations regarding the agreements to be executed.

Shareholders’ Agreement

The Shareholders’ Agreement sets forth the agreements of the parties thereto regarding, among other things, the governance of Ultrapetrol and the transfer of their shares of Common Stock, including the following provisions, each of which become effective only after the Closing. If the Investment Agreement terminates prior to the Closing, the Shareholders’ Agreement will not take effect and will be deemed void ab initio.

•

During an “Initial Period” after the Closing, Los Avellanos and Hazels will together have the right to appoint four directors to the Issuer’s board, and Sparrow will have the right to appoint two directors to the Issuer’s board.

•

Should the Initial Period terminate, Los Avellanos and Hazels will together have the right to appoint two directors to the Issuer’s board, and Sparrow will have the right to appoint four directors to the Issuer’s board.

•	A seventh, “Independent Director” will be jointly agreed by the parties.

•	The Shareholders’ Agreement includes corporate governance provisions that require six directors to approve certain actions by the Issuer, including (subject in each case to certain exceptions):

•	the merger or consolidation of the Issuer;

•	the issuance of equity securities of the Issuer;

•	the removal of certain executive officers, including the Chief Executive Officer and Executive Vice President, and the appointment of replacements;

•	material changes to the Strategic Plan of the Issuer and the annual update of the Business Plan of the Issuer;

•	the purchase of assets or the incurrence of debt, in either case, in excess of $25 million;

•	the amendment of the Issuer’s Memorandum and Articles of Association, if such amendment conflicts with the terms of the Shareholders’ Agreement;

•	the declaration or payment of dividends with respect to the Common Stock that deviate from an agreed upon policy; and

•	certain other matters.

•

Los Avellanos and Hazels agree to vote their shares of Common Stock in the same manner as Sparrow, except for any matter that requires, but does not obtain, the approval of six directors of the Issuer, as required by the Shareholders’ Agreement.

•

Los Avellanos and Hazels on the one hand and Sparrow on the other hand will have a right of first offer on the shares of Common Stock held by the other party along with customary “tag-along” rights. Sparrow will also have certain “drag-along” rights with respect to the shares of Common Stock held by Los Avellanos and Hazels. These drag-along rights take effect beginning four years after the Closing Date and only if Sparrow fails to achieve certain investment returns.

Sparrow Shareholders’ Agreement

The Sparrow Shareholders’ Agreement sets forth the agreements of the parties thereto regarding, among other things, the governance of Sparrow 2, the transfer of their shares of Sparrow 2, and the potential “earn out” payment to Hazels. Sparrow 2 is a company that will, after the Closing, hold 16,060,000 shares of Common Stock. It will initially be wholly-owned by Sparrow, which will own all of Sparrow 2’s Class A common stock. The Warrant will grant Hazels the right, upon certain circumstances, to acquire all of the shares of Sparrow 2’s Class B common stock, which would represent all of the economic interests (but none of the voting interests) in Sparrow 2. The provisions of the Sparrow Shareholders Agreement take effect only on and after the Closing and include the following.

•

Los Avellanos and Hazels will have the right to approve certain matters regarding Sparrow 2, including the declaration and payment of dividends, mergers or consolidations, acquisitions of assets, incurrence of liabilities, issuance of securities, and other matters (in each case subject to certain exceptions).

•

Los Avellanos and Hazels on the one hand and Sparrow on the other hand will have a right of first offer on the shares of Sparrow 2 and Sparrow common stock held by the other party along with customary “tag-along” rights. The Shareholders’ Agreement also grants Sparrow certain “drag-along” rights with respect to the shares of Sparrow 2 common stock held by Los Avellanos and Hazels. These drag-along rights take effect beginning four years after the Closing Date and only if Sparrow fails to achieve certain investment returns.

•

In the event that the investments that Southern Cross Latin America Private Equity Fund III, L.P., an Ontario limited partnership, and Southern Cross Latin America Private Equity Fund IV, L.P., an Ontario limited partnership (together “Southern Cross”), make in the Issuer achieve, upon their liquidation, rates of return in connection with their investments in the Issuer that are in excess of certain thresholds, then Sparrow shall pay to Hazels a portion of that excess. This payment may be in the form of cash, shares of the Issuer or other consideration specified in the Sparrow Shareholders’ Agreement.

•

Under certain circumstances, including the sale by Sparrow of all of its Common Stock, the Class A common stock of Sparrow 2 will be canceled, and the Class B common stock will come to represent all of the voting interests in Sparrow 2.

Warrant

The Warrant will grant Hazels the right, upon the occurrence of certain conditions, to purchase all of the Class B common stock of Sparrow 2 for $0.01 per share. These triggering events include:

•	Southern Cross achieving a certain rate of return on its investments in the Issuer or rejecting an offer to acquire its Common Stock at a price that would achieve those rates of return,

•	the 360-day moving average market price of the Issuer exceeding certain thresholds,

•

the Issuer or Sparrow or an affiliate of Sparrow selling at least 22,000,000 shares of Common Stock at a price that, if all of Sparrow’s shares were sold at that price, would achieve a certain rate of return, or

•

Sparrow refusing a request to make such a sale, or preventing the Issuer from making such a sale, at any time when the 180-day moving average price of the Common Stock was sufficiently high to achieve a certain rate of return.

The Warrant will expire if the employment of F. Menendez or R. Menendez is terminated under certain circumstances or if Sparrow sells all of its shares of Common Stock and none of the triggering events listed above have occurred.

Registration Rights Agreement

The Registration Rights Agreement will grant Sparrow, Los Avellanos and Hazels the right to demand that the Issuer file a registration statement for the sale by them of their shares of Common Stock, all as described in that agreement.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit A:	Agreement between the Reporting Persons to file jointly

Exhibit D:	Shareholders’ Agreement by and between Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012.

Exhibit E:	Shareholders’ Agreement by and between Sparrow Capital Investments Ltd., Triton Shipping Ltd., Quattro Shipping Holding Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2012

INVERSIONES LOS AVELLANOS S.A.

By:	/s/ Julio Menéndez R.
	Name:	Julio Menéndez R.
	Title:	President

By:	/s/ José Antonio Sastre G.
	Name:	José Antonio Sastre G.
	Title:	Director

SIPSA S.A.

By:	/s/ Julio Menéndez R.
	Name:	Julio Menéndez R.
	Title:	President

By:	/s/ José Antonio Sastre G.
	Name:	José Antonio Sastre G.
	Title:	Attorney-in-Fact

HAZELS (BAHAMAS) INVESTMENTS INC.

By:	/s/ Julio Menéndez R.
	Name:	Julio Menéndez R.
	Title:	Director

By:	/s/ José Antonio Sastre G.
	Name:	José Antonio Sastre G.
	Title:	Director

FELIPE MENÉNDEZ R.

/s/ Felipe Menéndez R.

RICARDO MENÉNDEZ R.

/s/ Ricardo Menéndez R.